Exhibit 21

Matson, Inc.

Subsidiaries as of February 1, 2013

Name of Subsidiary	State or Other Jurisdiction Under Which Organized
Matson Navigation Company, Inc.	Hawaii
Subsidiaries:
Matson Logistics, Inc.	Hawaii
Subsidiaries:
Matson Logistics Services, LLC	Hawaii
Matson Logistics Warehousing, Inc.	Hawaii
Matson Terminals, Inc.	Hawaii
Matson Ventures, Inc.	Hawaii
ABHI-Crockett, Inc.	Hawaii
Matson Logistics (Shanghai) Co., Ltd.	China
Matson Shipping (Hong Kong) Limited	Hong Kong
Matson Shipping (Shanghai) Co., Ltd.	China
Matson South Pacific Holdco Limited	New Zealand
Subsidiaries:
Matson South Pacific Limited	New Zealand
Subsidiaries:
Matson Cook Islands Limited	Cook Islands
Tranz Pacific Management Limited	New Zealand
Matson (Antigua) Limited	Antigua and Barbuda
Reef Nauru Limited	New Zealand
Subsidiary:
Reef Nauru II Shipping Limited	Antigua and Barbuda